FORM 4



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         OMB APPROVAL
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OMB Number:          3235-0287
Expires:        April 30, 1997
Estimated average
burden
hours per response.........0.5
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|_|  CHECK BOX IF NO LONGER
     SUBJECT TO SECTION 16. FORM 4
     OR FORM 5 OBLIGATIONS MAY
     CONTINUE. SEE INSTRUCTION 1(B).



                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940


-------------------------------------------------------------------------------
1.  Name and Address of Reporting Person


     Mars               Robert            S., Jr.
    -----------------------------------------------
    (Last)             (First)           (Middle)


                  4114 London Road
    -----------------------------------------------
                     (Street)


     Duluth                MN                 55804
    -----------------------------------------------
     (City)              (State)              (Zip)



2.  Issuer Name and Ticker or Trading Symbol

                XOX CORPORATION, XOXCU
    -----------------------------------------------



3.  IRS or Social Security
     Number of Reporting
     Person (Voluntary)

                     ###-##-####
    -----------------------------------------------



4.  Statement for
     Month/Year

                         9/96
    -----------------------------------------------



5.  If Amendment,
    Date of Original
    (Month/Year)


    -----------------------------------------------



6.  Relationship of Reporting Person to Issuer
                  (Check all applicable)

    [X]  Director
    [ ]  10% Owner
    [ ]  Officer (give title below)
    [ ]  Other (specify below)


    -----------------------------------------------


           TABLE I-- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                              OR BENEFICIALLY OWNED
-------------------------------------------------------------------------------

    1.           2.            3.                  4.                   5.            6.             7.
----------    -------     ----------   ------------------------   ------------    ---------     ----------
                                                                  Amount of
                                                                  Securities      Ownership
              Trans-      Trans-       Securities Acquired (A)    Beneficially    Form:
              action      action       or Disposed of (D)         Owned at        Direct (D)    Nature of
              Date        Code         (Instr. 3, 4 and 5)        End of          or            Indirect
Title of      (Month/     (Instr. 8)   ------------------------   Month           Indirect      Beneficial
Security       Day/       ----------    Amount   (A) or   Price   (Instr.         (I)           Ownership
(Instr. 4)     Year)      Code    V                (D)             3 and 4)       (Instr. 4)    (Instr. 4)
----------    -------     ----  ----   -------   ------   -----   ------------    ----------    ----------

 Common      9/13/96       P            3,000       A   $7.18(1)     6,816             D
 Stock(1)




Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

(Print or Type Responses)
                                                                          (Over)
                                                                 SEC 1474 (8-92)




FORM 4 (continued)

 TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

-------------------------------------------------------------------------------


     1.          2.        3.        4.             5.             6.               7.         8.       9.        10.         11.
----------   --------    ------    ------     ------------   ------------    -------------   ------   --------  --------   --------
                                                                                                      Number
                                                                                                      of
                                                                                                      Deriv-    Owner-
                                                                             Title and                ative     ship
                                              Number of      Date Exer-      Amount of                Secur-    Form
                                              Derivative     cisable and     Underlying               ities     of De-
                                              Securities     Expiration      Securities      Price    Bene-     rivative   Nature
             Conver-               Trans-     Acquired (A)   Date (Month/    (Instr. 3       of       ficially  Secu-      of in-
             sion or     Trans-    action     or Disposed    Day/Year)        and 4)         Deriv-   Owned     rity:      direct
             Exercise    action    Code       of (D)         ------------    --------------  ative    at End    Direct     Bene-
Title of     Price of    Date      (Instr.    Instr. 3,      Date                   Amoumt   Secur-   of        (D) or     ficial
Derivative   Deriv-      (Month/    8)        4 and 5)       Exer-  Expir-          or Num-  ity      Month     Indi-      Owner-
Security     ative        Day/     --------   ------------   cis-   ation           ber of   (Instr.  (Instr.   rect (I)   ship
(Instr. 4)   Security     Year)    Code  V    (A)     (D)    able   Date     Title  Shares    5)       4)       (Instr.4)  (Instr.4)
----------   --------    -------   ---- ---   ----    ----   -----  ------   -----  -------  -------  -------   ---------  ---------

 Common       $8.00      9/13/96    P        3,000          3/11/97 9/11/99  Common  3,000   $7.18(1)  13,376(2)     D
  Stock                                                                      Stock
Warrants(1)


-------------------------------------------------------------------------------

Explanation of Responses:

(1) Purchased as part of a Unit, each consisting of one share of Common Stock and one Redeemable Common Stock Purchase Warrant.

(2) Includes the 3,000 Common Stock Warrants purchased in September, 1996, 2,376 shares issuable upon exercise of Warrants and conversion privileges and another 8,000 shares subject to currently exercisable options.


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
    SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

                                         **Signature of Reporting Person -- Date

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, SEE Instruction 6 for procedure

                                                                          Page 2
DRT 136341                                                      SEC 1474 (8-92)